[redacted]

SEC 14040640 SSION

00
5/30/14

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SEC Mail Processing Section

MAY 29 2014

Washington DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 17613

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2013 (MM/DD/YY) AND ENDING MARCH 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2682 BISHOP DRIVE, SUITE 123
(No. and Street)

SAN RAMON (City) CALIFORNIA (State) 94583 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CLARENCE YEE (925) 866-2882
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HANSEN & COMPANY, CPA'S
(Name – *if individual, state last, first, middle name*)

22320 FOOTHILL BLVD., SUITE 430 (Address) HAYWARD (City) CALIFORNIA (State) 94541 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 6/4/14

OATH OR AFFIRMATION

I, CLARENCE YEE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L.S.Y, INC. DBA AMERICAN INVESTORS COMPANY, as of MARCH 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Clarence Yee
Signature

PRESIDENT
Title

SEE CERTIFICATE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (STATEMENT OF CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - SEE NOTE 3 OF NOTES TO FINANCIAL STATEMENTS.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (*)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. INFORMATION NOT REQUIRED
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (*)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. NOT APPLICABLE
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. ***

*** Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(*) NOT REQUIRED - SEE NOTE 2 OF NOTES TO FINANCIAL STATEMENTS.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California
County of Contra Costa

Subscribed and sworn to (or affirmed) before me on this 27th day of May, 2014, by
Date Month Year

(1) Clarence Yee,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) ~~(,)~~

~~(and~~

(2) __________,
Name of Signer

~~proved to me on the basis of satisfactory evidence to be the person who appeared before me.~~)

Signature [signature]
Signature of Notary Public

LAURA WICH
Commission # 1991538
Notary Public - California
Contra Costa County
My Comm. Expires Sep 17, 2016

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Oath of Financial Statement Correctness

Document Date: n/a Number of Pages: 1

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2014

TABLE OF CONTENTS

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Independent Auditor's Report

Board of Directors
L.S.Y., Inc. dba American Investors Company

Report on the Financial Statements

We have audited the accompanying financial statements of L.S.Y., Inc. dba American Investors Company (the Company), which comprise the statement of financial condition as of March 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L.S.Y., Inc. dba American Investors Company as of March 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III and IV is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare financial statements or to the financial statements themselves, and other additional procedures in accordance auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Hanson & Company

May 27, 2014

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2014

ASSETS

Cash and cash equivalents		$ 689,689
Commissions and fees receivable		1,327,258
Marketable securities		149,065
Prepaid expenses		9,471
Furniture and equipment, at cost, less accumulated depreciation of $24,001		5,880
Other assets		16,626
Total assets		$ 2,197,989

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable		$ 41,278
Commissions payable		1,227,920
Accrued wages and benefits		245,128
Payroll taxes payable		15,853
Income taxes payable		5,066
Deferred income taxes		19,500
Total liabilities		$ 1,554,745
Stockholders' equity		
Capital stock - authorized 100,000 shares; $10 stated value; issued and outstanding 7,000 shares	$ 70,000	
Paid in surplus	50,475	
Retained earnings	522,769	
Total stockholders' equity		643,244
Total liabilities and stockholders' equity		$ 2,197,989

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF INCOME

FOR THE YEAR ENDED MARCH 31, 2014

REVENUES		
Commissions		$ 5,922,151
Fees		5,314,966
Other		18,698
Total revenues		11,255,815
OPERATING EXPENSES		
Commissions	$ 9,729,883	
Advertising	3,500	
Automobile and travel	8,299	
Depreciation	3,918	
Dues and subscriptions	4,696	
Employee benefits	129,958	
Insurance	6,321	
Miscellaneous	2,028	
Office salaries	614,924	
Officers' salaries	282,400	
Office supplies and postage	25,111	
Outside services	12,615	
Professional services	129,492	
Rent	86,476	
Repairs and maintenance	10,705	
Taxes, licenses and regulatory fees	101,311	
Telephone	10,358	
Total operating expenses		11,161,995
Income before income taxes		93,820
INCOME TAXES		28,566
NET INCOME		$ 65,254

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2014

	Balance March 31, 2013	Net Income (Loss)	Other Additions (Deductions)	Balance March 31, 2014
Capital stock	$ 70,000	$ ---	$ ---	$ 70,000
Paid in surplus	50,475	---	---	50,475
Retained earnings	457,515	65,254	---	522,769
Total	$ 577,990	$ 65,254	$ ---	$ 643,244

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 65,254
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,918
(Increase) decrease in:	
Commissions and fees receivable	(169,278)
Marketable securities	(9,717)
Prepaid expenses	(4,759)
Other assets	(2,973)
Increase (decrease) in:	
Accounts payable	(63,485)
Commissions payable	13,356
Accrued wages and benefits	227,694
Payroll taxes payable	13,390
Income taxes payable	5,066
Deferred income tax	19,500
Unbilled litigation costs	(44,144)
Net cash provided by operating activities	53,822
CASH FLOWS FROM INVESTING ACTIVITIES	---
CASH FLOWS FROM FINANCING ACTIVITIES	---
NET INCREASE IN CASH AND CASH EQUIVALENTS	53,822
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	635,867
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 689,689

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ ---
Income taxes	$ 800

See accompanying notes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business - The Company, a California corporation, is a securities broker-dealer which, through registered representatives and the Company principals, sells investments to the general public and generates fees through investment management and advisory services. Over 53% of the Company's commission revenues were earned through customer investments in various mutual funds.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Accounting Method - The Company utilizes the accrual method of accounting for financial statement reporting. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. There were no commissions written off during the year.

Securities - Marketable securities are valued at market value. The resulting difference between cost and market is included in income.

Depreciation - Depreciation is computed on the straight-line method over periods of five to seven years, the useful lives of the furniture and equipment.

Income Tax - The Company uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for material differences between the financial statement and tax basis of amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Deferred taxes are provided for unrealized gain on investment securities, depreciation timing differences, and net operating loss carryovers. Valuation allowances are established when necessary to reduce deferred tax liabilities to the amount due for the period plus or minus the change during the period in deferred tax asses and liabilities.

NOTE 2 - The Company is exempt from the computation for determination of reserve requirements for brokers-dealers under rule 15c3-3 because customer accounts are not maintained.

NOTE 3 - The Company has no liabilities subordinate to the claims of general creditors at March 31, 2014.

NOTE 4 - Cash and cash equivalents are represented by checking and money market accounts. As of March 31, 2014 the amount of cash balances reflected on various financial institutions' records exceeded the federally insured limits by $779,355.

NOTE 5 - The Company has contracted for errors and omissions insurance for the period March 29, 2014 through March 29, 2015 for itself and its registered representatives. The total premium for the policy period will be $168,831. As of March 31, 2014 the portion of the premium earned by the insurance provider for three days is not material. The Company has made a down payment of $25,329 and received reimbursements of $20,305. The unpaid balance of the premium has not been included in accounts payable as the Company has the right to cancel the policy at any time and only be obligated to the insurance provider for the earned portion. The Company anticipates recovering substantially all of the premium from its registered representatives. Any excess received from the registered representatives is reflected in the financial statements as a reduction of legal and litigation expenses or as other income.

NOTE 6 - Marketable securities valued at market have a cost of $71,616 resulting in unrealized gains of $77,449, including an unrealized gain of $9,717 for the year ended March 31, 2014.

NOTE 7 - No changes occurred during the year in the ownership or composition of the capital stock of the corporation.

NOTE 8 - The Company has a salary reduction simplified employee pension plan (SARSEP). At the discretion of the Company up to twenty-five percent of each employees' annual net compensation, to a maximum of $52,000, may be contributed to the plan each year. A minimum of three percent is required. Employees may contribute a portion of the maximum allowable contribution through voluntary salary reductions. The plan year ends December 31. Pension plan expense for the fiscal year ended March 31, 2014, included in employee benefits expense, is $74,128.

NOTE 9 - On June 1, 2009 the Company extended the lease for its current administrative offices, covering the period June 1, 2009 through May 31, 2014. Monthly lease payments required over the term of the lease range from $6,035 to $7,242, plus tax and common area maintenance charges. Total rent expense for the year was $86,476. Effective June 1, 2014 the Company will be renting their current premises on a month to month basis.

Future annual minimum payments under the current lease, for years ending March 31, are as follows:

YEAR	AMOUNT
2015	$14,484

NOTE 10 - The Company was a respondent in three arbitration litigation cases, Burkett v. American Investors Company(AIC), Lind v. AIC and Hughes v. AIC. The claimants in each case allege that the respondent did not properly supervise their registered representative. The claimants also allege that the representative, in advising them as to the safety of certain investments, failed to properly advise them as to the risk involved in contradiction to the claimants wishes for conservative investments.

The claimants seek damages in the amounts of at least $427,273(Burkett), $426,020(Lind) and $220,528(Hughes). The Burkett case was settled during the year in the amount of $225,000. The Lind and Hughes cases are currently in the discovery process.

The Company's total liability is restricted to $75,000 for the three cases as a group, the deductible portion of its insurance policy. As of March 31, 2014, the Company has paid or been billed legal costs in connection with these cases in the amount of $75,000 and therefor has no future liability related to ths litigation described above.

NOTE 11 - Management has evaluated subsequent events through May 27, 2014, the date the financial statements were available to be issued.

NOTE 12 - Income tax expense represents the Company's actual and deferred tax for the fiscal year ended March 31, 2014. A deferred income tax in the approximate net amount of $19,500, resulting from timing differences related to depreciation, net unrealized gain from marketable securities, and a state net operating loss carryover has been recognized as a liability. The state net operating loss carryover expires March 31, 2016.

Income taxes is comprised of the following:

	FEDERAL	STATE	TOTAL
Current	$ 5,066	$ 800	$ 5,866
Deferred	14,300	8,400	22,700
	$ 19,366	$ 9,200	$ 28,566

SUPPLEMENTARY INFORMATION

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE I

COMPUTATION OF NET CAPITAL

MARCH 31, 2014

TOTAL OWNERSHIP EQUITY		$ 643,244
DEDUCT OWNERSHIP EQUITY NOT ALLOWABLE FOR NET CAPITAL		
Petty cash	$ 100	
Net commissions receivable	101,202	
Other receivables	4,360	
Prepaid expenses	14,496	
Net equipment	5,880	
Security deposit	7,242	133,280
TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL		509,964
DEDUCTIONS		---
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		509,964
HAIRCUTS ON SECURITIES		
Marketable securities (15%)	22,360	
Marketable securities - Undue concentration: (15% of excess market value of 3000 shares of NDAQ ($110,820) over 10% of net capital before haircuts on securities positions)	8,974	
NFS accounts (2%)	2,285	33,619
NET CAPITAL		$ 476,345

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE II

RECONCILIATION OF NET CAPITAL BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS

MARCH 31, 2014

NET CAPITAL PER UNAUDITED FINANCIAL STATEMENTS		$ 702,364
ADJUSTMENTS		
Increase in non allowable net commissions receivable		(5,349)
Increase in income accruals:		
Commissions receivable		13,795
Adjustments to expense accruals:		
Accounts payable	$(43)	
Commissions payable	30,001	
Accrued wages and benefits	(223,338)	
Accrued payroll taxes	(13,178)	
Deferred income tax	(19,500)	
Income tax payable	(5,066)	(231,124)
Increase in undue concentration haircut		(3,341)
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		$ 476,345

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE III COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MARCH 31, 2014

MINIMUM NET CAPITAL REQUIRED		$ 103,650
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER OR DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 103,650
EXCESS NET CAPITAL		
Net capital	$ 476,345	
Less net capital requirement	103,650	
Excess net capital		$ 372,695
EXCESS NET CAPITAL AT 1,000%		
Net capital	$ 476,345	
Less: 10% of total aggregate indebtedness	155,475	
Excess net capital at 1,000%		$ 320,870

See accompanying notes.

L.S.Y., INC. DBA AMERICAN INVESTORS COMPANY

SCHEDULE IV COMPUTATION OF AGGREGATE INDEBTEDNESS

MARCH 31, 2014

TOTAL A-1 LIABILITIES	$ 1,554,745
ADJUSTMENTS	---
TOTAL AGGREGATE INDEBTEDNESS	$ 1,554,745
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	326%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	70.7%

See accompanying notes.

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

Board of Directors
L.S.Y., Inc. dba American Investors Company

In planning and performing our audit of the financial statements of L.S.Y., Inc. dba American Investors Company (the Company), as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hansen + Company

May 27, 2014

HANSEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
22320 FOOTHILL BLVD., SUITE 430
HAYWARD, CALIFORNIA 94541-2744
(510) 582-8400

To the Board of Directors of
L.S.Y., Inc. dba American Investors Company
San Ramon, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by L.S.Y., Inc. dba American Investors Company, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating L.S.Y., Inc. dba American Investors Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). L.S.Y., Inc. dba American Investors Company's management is responsible for the L.S.Y., Inc. dba American Investors Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested of for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the Company's operating cash checking account noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in related schedules and working papers, specifically quarterly Focus Reports, internal detailed income statements, trading account statements, outside broker monthly clearing statements, certificate of deposit transactions, and interest and dividend accounts analysis supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harsen + Company

May 23, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 3/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

017613 FINRA MAR
LSY INC
D/B/A AMERICAN INVESTORS COMPANY
2682 BISHOP DR STE 123
SAN RAMON CA 94583-4450

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 16,337

B. Less payment made with SIPC-6 filed (exclude interest) (7,894)
10/30/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,443

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,443

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,443

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

L.S.Y., Inc. dba American Investors Company
(Name of Corporation, Partnership or other organization)

Clarence Gee
(Authorized Signature)

President
(Title)

Dated the 23 day of May, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **4/01/2013**
and ending **3/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 11,255,815
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	1,882
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,882
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	<4,601,462>
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	<100,554>
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	<9,717>
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	<3,770>
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Bank Interest, Dividend Income (Deductions in excess of $100,000 require documentation)	<4,775>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,479	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 1,112	
Enter the greater of line (i) or (ii)	<2,479>
Total deductions	<4,722,757>
2d. SIPC Net Operating Revenues	$ 6,534,940
2e. General Assessment @ .0025	$ 16,337
	(to page 1, line 2.A.)

AMERICAN INVESTORS COMPANY
P.O. BOX 1307, 2682 BISHOP DR., STE 123
SAN RAMON, CA 94583
PH: 925-866-2882

CALIFORNIA BANK & TRUST
Hayward Office
785 Southland Dr, Hayward, CA 94545
CBT Connect 1-800-400-6080 www.calbanktrust.com

11-204/1210
127

010458

DATE 5/23/2014

AMOUNT $8,443.00

PAY Eight thousand four hundred forty three & no/100 Dollars

TO THE ORDER OF
SIPC
P.O. BOX 92185
Washington, DC 20090-2185

Clarence Yee MP

⑈010458⑈ ⑆121002042⑆ 1270098991⑈